UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-7275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1991 THRIFT INCENTIVE STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Financial Statements

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of financial condition of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates as of December 31, 2008 and 2007, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates at December 31, 2008 and 2007, and the results of operations and changes in plan equity for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Antonio, Texas

March 19, 2009

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Financial Condition

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$—	$1,722

Total assets	$—	$1,722

Liabilities and Plan Equity
Liabilities
Benefits Payable	$—	$1,722

Total liabilities	—	1,722

Plan equity	—	—

Total liabilities and plan equity	$—	$1,722

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Additions to plan equity attributed to:
Employer contributions	$112,050	$98,400	$71,815
Employee contributions	112,050	98,400	71,815
Dividend and interest income	1,494	1,366	809
Net realized (loss) gain on sale of investments and (depreciation) / appreciation on in-kind transfers of investments to participants	(22,551)	(4,377)	839

Total additions	203,043	193,789	145,278

Deductions from plan equity attributed to:
Benefit payments	203,043	193,789	145,278

Total deductions	203,043	193,789	145,278

Net change in plan equity	—	—	—
Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Significant Accounting Policies

Basis of Presentation. The financial statements of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the “Plan”) are presented on the accrual basis of accounting. Cullen/Frost Bankers, Inc. and its Affiliates are hereinafter referred to collectively as the “Corporation.”

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. (“Cullen/Frost”), which is purchased at fair value based on quoted market prices as of the purchase date. The Plan also invests, temporarily, in money market mutual funds. Investments are stated at fair value based on quoted market prices on the valuation date. Purchases and sales of securities are recorded on the settlement date, which generally does not materially differ from the trade date. The cost of a specific security sold or transferred in-kind is used to compute realized gains and losses on the sale or transfer of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses and Related Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.

Fair Value Measurements. Effective January 1, 2008, and with the exception of certain provisions that are not applicable until January 1, 2009, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

•	Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

As all investments held by the Plan during 2008 were considered Level 1 investments the adoption of SFAS No. 157 did not significantly impact the Plan’s financial statements during 2008.

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Notes to Financial Statements (continued)

December 31, 2008 and 2007

Note 2 - Description of the Plan

General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the “401(k) Plan”). The Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan and who were restricted on contributions to the 401(k) Plan by the limitations imposed by certain sections of the Internal Revenue Code (the “Code”).

Contributions. For each plan year, each active participant is eligible to contribute amounts by which the administrative committee of the Corporation determines that the active participant’s before-tax and after-tax contributions made under the 401(k) Plan have been limited by the Code. The maximum amount of employee contribution under the Plan cannot exceed the difference between (i) 6% of the participant’s compensation and (ii) the total before-tax and after-tax contributions which were allocated under the 401(k) Plan.

For each plan year, the Corporation makes contributions equal to 100% of the participants’ before-tax and after-tax contributions to the Plan and the 401(k) Plan, up to six percent of the participants’ compensation for the respective plan year.

Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.

Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.

Payment of Benefits. In general, all Plan equity is distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation (depreciation) in fair value of investments earned during the year. Assets are transferred into Frost National Bank brokerage and checking accounts in the names of each individual participant.

Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3 – Investments

There were no investments held at December 31, 2008. At December 31, 2007, investments included $1,722 invested in common stock of Cullen/Frost Bankers, Inc. This amount was pending distribution at December 31, 2007.

The Plan’s investments in common stock of Cullen/Frost depreciated in value by $22,551 in 2008 and $4,377 in 2007 and appreciated in value by $839 during 2006. These amounts are reflected as net realized (loss) gain on sale of investments and (depreciation) / appreciation on in-kind transfers of investments to participants in the Plan’s financial statements as the common stock is transferred at cost at the end of each plan year.

Note 4 - Income Tax Status

The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee’s taxable income.

1991 Thrift Incentive Stock Purchase Plan for Employees

of Cullen/Frost Bankers, Inc. and its Affiliates

Notes to Financial Statements (continued)

December 31, 2008 and 2007

Note 5 – Subsequent Events

Effective January 1, 2009, the Plan was amended and restated to consolidate amendments to the Plan since 1991 and to clarify that the Plan is not designed to provide deferred compensation and is intended to be exempt from Section 409A of the Code. The only significant change was to amend the Plan such that participant contributions are limited to 6% of compensation in excess of the maximum annual compensation limit in effect under Code Section 401(a)(17)(A) for the relevant plan year, and that for each active participant who also participates in the 401(k) Plan, to assume that the participant has made pre-tax deferrals equal to the Code Section 402(g) limit in effect for the plan year.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates

Date: March 19, 2009	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification